CIGNA CORPORATION		EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended
	March 31
	2004	2003

Income from continuing operations before income taxes	$319	$281

Adjustments:
Loss from equity investee	-	1

Income from continuing operations before income taxes, as adjusted	$319	$282

Fixed charges included in income:

Interest expense	$27	$28
Interest portion of rental expense	12	13

	39	41

Interest credited to contractholders	213	256

	$252	$297

Income available for fixed charges (including interest
credited to contractholders)	$571	$579

Income available for fixed charges (excluding interest
credited to contractholders)	$358	$323

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.3	1.9

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	9.2	7.9